Höganäs

Date/Datum 16 April 2008 | Our ref./Unser Zeichen /ch
Your letter/Ihre Nachricht vom | Your ref./Ihr Zeichen

[redacted]

08002218

SUPPL

Securities and Exchange
Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

Attention: Special Counsel, Office of
International Corporate Finance

PROCESSED
MAY 06 2008
THOMSON REUTERS

RECEIVED
2008 APR 30 A 8:04
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Dear Sir or Madam,

Re.: Rule 12g3-2(b)
File No. 82-3754

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Höganäs AB is subject to the Exchange Act.

Yours sincerely,
HÖGANÄS AB (publ)

Christel Hübinette

dlw 4/30

Encl. Interim Report January – March 2008

Bl. 4730

Postal address/Postanschrift
Höganäs AB (publ)
S-263 83 Höganäs
Sweden/Schweden

Org. No. 556005-0121

Telephone/Telefon +46 42 33 80 00

Telefax +46 42 33 83 60

Telex 72368 HBADMS

HÖGANÄS AB (publ) Corporate ID no. 556005-0121

INTERIM REPORT, JANUARY-MARCH 2008

Highlights

MSEK	Q1	
Net sales	1 583	+12%
Operating income	196	+4%
Operating margin, %	12.4	(13.3)
Income before tax	191	+11%
Income after tax	145	+15%
Earnings per share before and after dilution, SEK	4.15	3.62
Equity/assets ratio, %	55.8	(51.8)

- Strong start to 2008 with 5% volume growth in the first quarter. Sustained very positive volume growth in Asia, as well as North and South America.
- Gross income was up 8% year on year. Price increases conducted on all markets in the first quarter. Unfavourable effect of a weaker USD, and lower metal inventory gains compared to Q1 2007.
- Operating income was MSEK 196 (188), up 4% year on year, with a negative influence of currency-related other operating items.
- Income before tax was MSEK 191 (172), up 11% year on year.
- Cash flow from operating activities was MSEK 197 (-9). Working capital increased MSEK 30, but reduced in relation to net sales.

CONSOLIDATED NET SALES

Net sales were MSEK 1 583 (1 413), a 12% increase of which the volume growth was 5%. Apart from volume growth, the higher turnover was due to price increases over and above metal price-related price adjustments. Höganäs' volume growth remained robust in Asia, North and South America. Demand was healthy apart from the North American automotive market. Höganäs continued to win market shares in North America.

A slowdown was apparent on the European market, where Höganäs' customers are now being increasingly hurt by a higher EUR exchange rate. In combination with price increases, this put some pressure on Höganäs' sales volumes in Europe in the first quarter.

CONSOLIDATED EARNINGS

Operating income in the quarter was MSEK 196 (188), which benefited from improved gross income. However, other operating income and expenses were significantly more positive in Q1 2007 compared to 2008.

Gross income was MSEK 326 (301), affected positively mainly by increased sales volumes and price increases on all markets, and to a limited extent, by a stronger JPY exchange rate and by a high nickel price surcharge in Japan.

Gross income was adversely affected by USD depreciation and higher costs for scrap and energy. More stable metal prices in the first quarter 2008 meant that metal inventory gains were MSEK 10 down on the corresponding period of 2007, when nickel and copper prices rose sharply. Moreover, metal hedges maturing in the first quarter 2008, generated MSEK -20, which were MSEK 14 in the corresponding quarter 2007. USD exposure was largely hedged, although not at the same level as in the previous year.

Research and development expenses were lower in the period year-on-year, mainly because MSEK 4 was capitalized.

Other operating income and other operating expenses were MSEK 6 (26), including earnings of MSEK 13 (17) on currency forward contracts, exchange rate differences of MSEK -10 and a MSEK 3 from the sale of the facility in Jacarei, Brazil. Apart from MSEK 17 of earnings on currency forward contracts and exchange rate differences of MSEK +7, sales of CO_2 emission rights of MSEK 2 also affected the previous year's other operating income and other operating expenses.

Income before tax was MSEK 191 (172). Income after tax was MSEK 145 (126) or SEK 4.15 per share (3.62). The effective tax rate was 24.1% (26.7).

GROUP HIGHLIGHTS

New managers for Asia and India

Per Engdahl became head of Höganäs Asia, including the Japanese, Chinese, Taiwanese, South Korean subsidiaries and the South-East Asian markets, on 1 January 2008. Per Engdahl was previously Vice President of Sales & Business Development of the Höganäs group. Before that, he held executive positions at various levels, mainly in Sales & Marketing and Research & Development.

Srini V. Srinivasan took up his position as Managing Director of Höganäs India Ltd. on 2 January 2008. Mr. Srinivasan has extensive experience of sales, manufacturing and management within and outside the metal powder industry. He joins Höganäs from GKN Sintermetals Ltd. India, where he was Managing Director.

Consolidation of Brazilian operation

In February 2008, Höganäs sold its facility at Jacarei, São Paulo, and will be concentrating all its Brazilian operations on Mogi das Cruzes. Its production, technical support centre and sales office will be relocated in October 2008. This will result in enhanced efficiency, reduced costs and reduced capital employed.

BUSINESS AREAS

Höganäs has two business areas: Components and Consumables. Components encompasses all powder where value is added to create components. Consumables covers those powders used in processes such as preparing metals, as supplements to chemical processes, surface coatings and food additives.

Components

The net sales of the Components business area were MSEK 1 190 (1 016), a 17% increase year on year.

Volumes grew by 7%. Market progress was positive in Japan, the rest of Asia and South America. However, as expected, the market was weaker in North America and Europe. A strong currency deteriorated the competitive position for the European customers of Höganäs. Furthermore, Höganäs achieved very high volume growth in Europe in the first quarter 2007, 14% on 2006, implying very high comparative figures for the first quarter 2008. In North America, Höganäs won market share on a continued declining market. In Korea, Höganäs' sales volumes were negatively affected by inventory adjustments by major customers and by some price competition.

Operating income was MSEK 142 (102), a 39% improvement. Operating margins were 11.9% (10.0), an increase of 3.8 percentage points on the fourth quarter 2007, mainly the result of price increases. Profits were also affected positively year on year by an appreciated JPY, but negatively by USD depreciation and by higher scrap and energy costs. The first quarter 2007 also gained a significant positive revaluation effect on EUR-related balance sheet items.

Consumables

Net sales were MSEK 393 (397), a -1% reduction on the previous year.
Volumes reduced by -1% year on year, explained partly by very sharp volume gains in the fourth quarter 2007 in Europe and Asia of 17%, resulting in a somewhat weaker start to 2008 on most markets. Höganäs expects this to even out in forthcoming quarters. Partly, sales volumes reduced in some segments, such as textile filtration due to price increases implemented. Accordingly, Höganäs decided to prioritise profitability before volume growth. Moreover, substantial quantities of scrap were sold in the first quarter 2007, which was not the case in 2008.

Operating income was MSEK 41 (69) in the quarter. Comparisons are distorted by the outcome of metal hedging and significant metal inventory gains in the first quarter 2007. Income benefited from an appreciated JPY, although this was offset by USD depreciation.
Operating margins were 10.4% (17.4), significantly stronger than the 8.7% in the second half-year 2007.

PROFITABILITY

Return on capital employed was 16.3% (15.9) in the quarter and return on equity was 16.2% (15.5).

FINANCIAL POSITION AND CASH FLOW

The equity/assets ratio was 55.8% at the end of the period, against 53.3% at year-end 2007. Shareholders' equity per share was SEK 81.30, against SEK 79.50 at the beginning of the financial year.

Consolidated financial net debt was MSEK 723 at the end of the period, down MSEK 194 since the previous year-end. Net financial income and expenses were MSEK -5 (-16). Reduced utilization of credit facilities, lower interest rates in the US, earnings on interest swaps and interest income on short-term investments, affected net financial income and expenses positively in the first quarter 2008.

Cash flow from operating activities was MSEK 197 (-9). The change in working capital reduced cash flow in the period by MSEK 30. Investments in fixed assets were MSEK 57 (37). Financing activities affected cash flow by MSEK -220 (14) due to amortization of borrowings.

SIGNIFICANT EVENTS AFTER THE END OF THE REPORTING PERIOD

In early April, Höganäs sold CO_2 emission rights with a value of MSEK 35. This corresponds to the number of emission rights Höganäs considers that it will not need to utilize through the next three years, considering its current plans.

SIGNIFICANT RISKS AND UNCERTAINTY FACTORS

The group's and parent company's significant risk and uncertainty factors include business risks in the form of high exposure to the automotive industry. Financial risks, primarily currency risks and metal price risks, are additional. No other significant risks are considered to have arisen in addition to those reviewed in Höganäs' Annual Report 2007, with Note 31 offering a detailed review of the group's and parent company's risk exposure and risk management.

HUMAN RESOURCES

Höganäs had 1 580 employees at the end of the period, against 1 591 as of 1 January.

OUTLOOK 2008

The financial turbulence that began in summer 2007 and has continued in 2008 renders forecasts for the immediate future highly uncertain. One likely scenario is that weaker market progress in North America will persist in 2008. The trend towards smaller and more fuel-efficient cars in North America will continue to restrain the growth of press powder. Positive progress of the European and South American powder market will slow somewhat. Growth in Asia will continue.

Metal prices and exchange rates are expected to remain volatile in 2008, which may have a short-term effect on profit performance.

PARENT COMPANY

Net sales and earnings

Parent company net sales were MSEK 923 (817), a 13% increase. Sales to group companies were MSEK 408 (356). Higher turnover was due to increased sales volumes and price increases.

Operating income was MSEK 93 (104) in the year. Excluding earnings from currency forward contracts, income was MSEK 80 (87). Parent company income was positively affected by volume expansion and price increases, and negatively affected by volatile metal prices and currency fluctuations in USD.

Financial position

Investments in fixed assets were MSEK 27 (24). Parent company liquid funds were MSEK 49 at the end of the period, against MSEK 35 at the beginning of the financial year.

Significant transactions with related parties

The parent company exerts a controlling influence over its subsidiaries. The supply of services and products between group companies is subject to business terms and market prices. There were MSEK 408 (356) of sales of goods to related parties, while purchases of goods from related parties were MSEK 20 (29).

Outstanding receivables from related parties are MSEK 1 379 (1 536), and liabilities to related parties were MSEK 460 (336). The parent company has guarantees of MSEK 189 (103) in favour of subsidiaries. MSEK 20 (10) of dividends was received from subsidiaries



Alrik Danielson
CEO and President
Höganäs, Sweden, 16 April 2008

ACCOUNTING PRINCIPLES

This Report has been prepared pursuant to IFRS (International Financial Reporting Standards) as endorsed by the EU Commission for adoption in the EU. The Interim Report has been prepared pursuant to IAS 34, Interim Financial Reporting, which is consistent with the stipulations of RR 31, Interim Reporting for Groups (issued by Redovisningsrådet, the Swedish Financial Accounting Standards Council). The accounting principles applied are unchanged compared to the previous year. For a review of the group's accounting principles and definitions of certain terms, the reader is referred to the accounting principles section of the Annual Report for 2007.

This Report has not been subject to limited review by the company's auditors.

FINANCIAL INFORMATION

Höganäs intends to publish the following financial information in 2008:

- *The AGM will be held on 21 April*
- *Second-quarter Interim Report, 16 July*
- *Third-quarter Interim Report, 23 October*

Höganäs AB (publ), SE-263 83 Höganäs, Sweden
tel +46 (0)42 33 80 00 fax +46 (0)42 33 83 60
www.hoganas.com

This information is mandatory for Höganäs AB (publ) to publish pursuant to the Swedish Securities Exchange and Clearing Operations Act and/or the Swedish Financial Instruments Trading Act. The information was submitted for publication at 9:00 am on 16 April 2008.

CONSOLIDATED INCOME STATEMENT MSEK	Q 1 2008	Q 1 2007	Latest 12 months	Year 2007
Net sales	1 583	1 413	6 008	5 838
Cost of goods sold	-1 257	-1 112	-4 870	-4 725
Gross profit	**326**	**301**	**1 138**	**1 113**
Selling expenses	- 50	- 53	- 209	- 212
Administrative expenses	- 60	- 55	- 228	- 223
Research and development costs	- 26	- 31	- 113	- 118
Other operating income	29	30	61	62
Other operating expenses	- 23	- 4	- 34	- 15
Operating income	**196**	**188**	**615**	**607**
Operating margin, %	12,4	13,3	10,2	10,4
Financial income	6	5	39	38
Financial expenses	- 11	- 21	- 73	- 83
Income after financial items	**191**	**172**	**581**	**562**
Tax	- 46	- 46	- 131	- 131
Net income	**145**	**126**	**450**	**431**
Attributable to:				
Parent company shareholders	145	126	450	430
Minority interests	0	0	0	1
	145	**126**	**450**	**431**
Depreciation and amortisation for the period	**-66**	**-71**	**- 265**	**-270**
Earnings per share before and after dilution, SEK	4,15	3,62	12,92	12,39
Weighted average number of shares, before dilution ('000)	34 800	34 798	34 802	34 800
Weighted average number of shares, after dilution ('000)	34 802	34 798	34 805	34 801
Number of shares at end of period ('000)	34 801	34 798	34 804	34 801
Number of treasury shares ('000)	298	301	295	298

CONSOLIDATED BALANCE SHEET, SUMMARY MSEK	31 Mar 2008	31 Mar 2007	31 Dec 2007
Intangible fixed assets	169	186	177
Tangible fixed assets	2 266	2 469	2 371
Financial fixed assets	83	98	111
Inventories	1 256	1 269	1 302
Current receivables	1 147	1 146	1 019
Liquid funds/assets	143	72	211
Total assets	**5 064**	**5 240**	**5 191**
Shareholders' equity	2 828	2 715	2 766
Interest-bearing liabilities and provisions	866	1 149	1 128
Non-interest-bearing liabilities and provisions	1 370	1 376	1 297
Total shareholders' equity and liabilities	**5 064**	**5 240**	**5 191**
Pledged assets	36	38	38
Contingent liabilities	65	11	65

CHANGES IN SHAREHOLDERS' EQUITY, SUMMARY MSEK	31 Mar 2008	31 Mar 2007	31 Dec 2007
Opening balance	2 766	2 625	2 625
Translation differences	- 78	31	- 10
Change in hedging provision	- 5	- 67	- 66
Net income	145	126	431
Dividends	-	-	- 217
Incentive program	-	-	3
Closing balance	**2 828**	**2 715**	**2 766**

NET SALES BY MAIN MARKET

MSEK	Q 1 2008	Q 1 2007	Latest 12 months	Year 2007
Europe	678	632	2 616	2 570
America	426	376	1 572	1 522
Asia	479	405	1 820	1 746
Total	1 583	1 413	6 008	5 838

CONSOLIDATED QUARTERLY DATA

MSEK	Q 1 2008	Q 4 2007	Q 3 2007	Q 2 2007	Q 1 2007	Q 4 2006	Q 3 2006	Q 2 2006
Net sales	1 583	1 418	1 489	1 518	1 413	1 233	1 266	1 314
Costs	-1 321	-1 223	-1 310	-1 274	-1 154	-1 016	-1 047	-1 102
Depreciation and amortisation	-66	-63	-67	-69	-71	-71	-68	-71
Operating income	196	132	112	175	188	146	151	141
Income before tax	191	125	105	160	172	138	130	107
Income after tax	145	108	78	119	126	119	95	78
Operating margin, %	12,4	9,3	7,5	11,5	13,3	11,8	11,9	10,7

KEY INDICATORS

	Q 1 2008	Q 1 2007	Year 2007
Capital employed, MSEK	3 694	3 864	3 894
Return on capital employed [1], %	16,3	15,9	15,9
Shareholders' equity, MSEK	2 828	2 715	2 766
Return on equity [1], %	16,2	15,5	16,0
Shareholders' equity per share, SEK	81,30	78,00	79,50
Equity/assets ratio, %	55,8	51,8	53,3
Financial net debt, MSEK	723	1 077	917
Dept/equity ratio, multiple	0,26	0,40	0,33
Interest coverage ratio, multiple	39,2	11,8	13,5
No of employees, end of period	1 580	1 563	1 591

1) Latest 12 months

CASH FLOW STATEMENT, SUMMARY

MSEK	Q 1 2008	Q 1 2007	Year 2007
Cash flow before change in working capital	227	191	677
Change in working capital	- 30	- 200	- 195
Cash flow from operations	**197**	**- 9**	**482**
Cash flow from investment activities	- 38	- 36	- 168
Cash flow from financing activities	- 220	14	- 207
Cash flow for the period	**- 61**	**- 31**	**107**
Liquid funds, opening balance	211	102	102
Exchange rate differences in liquid funds	- 7	1	2
Liquid funds, closing balance	**143**	**72**	**211**


NET SALES (MSEK)
Q1
2 000
1 500
1 000
500
0
2007
2008


OPERATING INCOME (MSEK)
Q1
250
200
150
100
50
0
2007
2008


EARNINGS PER SHARE (SEK)
Q1
5,00
4,00
3,00
2,00
1,00
0,00
2007
2008

REPORTING PER BUSINESS AREA

	Net sales		Operating income	
	Q 1	Q 1	Q 1	Q 1
MSEK	2008	2007	2008	2007
Components	1 190	1 016	142	102
Consumables	393	397	41	69
Other (Hedge)			13	17
Total Group	1 583	1 413	196	188

BUSINESS AREA - COMPONENTS

	Q 1	Q 1	Latest	Year
MSEK	2008	2007	12 months	2007
Net sales	1 190	1 016	4 438	4 264
Operating income	142	102	394	354
Operating margin, %	11,9	10,0	8,9	8,3
Assets	3 787	3 804		3 799
Liabilities	705	698		513
Investments	41	29	142	130
Depreciation	52	53	206	207

BUSINESS AREA - CONSUMABLES

	Q 1	Q 1	Latest	Year
MSEK	2008	2007	12 months	2007
Net sales	393	397	1 570	1 574
Operating income	41	69	191	219
Operating margin, %	10,4	17,4	12,2	13,9
Assets	1 235	1 388		1 348
Liabilities	233	259		374
Investments	16	8	54	46
Depreciation	14	18	59	63

PARENT COMPANY INCOME STATEMENT MSEK	Q 1 2008	Q 1 2007	Latest 12 months	Year 2007
Net sales	923	817	3 518	3 412
Cost of goods sold	- 751	- 659	-2 867	-2 775
Gross profit	**172**	**158**	**651**	**637**
Selling expenses	- 27	- 28	- 107	- 108
Administrative expenses	- 29	- 30	- 117	- 118
Research and development costs	- 27	- 25	- 105	- 103
Other operating income	20	31	39	50
Other operating expenses	- 16	-2	- 15	- 1
Operating income	**93**	**104**	**346**	**357**
Operating margin, %	10,1	12,7	9,8	10,5
Earnings on shares in group companies	20	10	28	18
Interest income and similar items	12	12	93	93
Interest expenses and similar items	-9	-14	- 53	- 58
Profit after financial items	**116**	**112**	**414**	**410**
Appropriations	-	-	110	110
Income before tax	**116**	**112**	**524**	**520**
Tax	-25	-24	- 143	- 142
Net income	**91**	**88**	**381**	**378**
Depreciation and amortisation for the period	**-37**	**-41**	**- 151**	**-155**

PARENT COMPANY BALANCE SHEET, SUMMARY MSEK	31 Mar 2008	31 Mar 2007	31 Dec 2007
Intangible fixed assets	38	34	38
Tangible fixed assets	1 230	1 288	1 240
Financial fixed assets	1 991	2 127	2 118
Inventories	457	435	491
Current receivables	747	820	711
Cash and bank balances	49	4	35
Total assets	**4 512**	**4 708**	**4 633**
Shareholders' equity	1 679	1 624	1 590
Untaxed reserves	1 012	1 122	1 012
Interest-bearing liabilities and provisions	749	1 074	993
Non-interest-bearing liabilities and provisions	1 072	888	1 038
Total shareholders' equity and liabilities	**4 512**	**4 708**	**4 633**
Pledged assets	10	10	10
Contingent liabilities	252	113	230

CHANGES IN SHAREHOLDERS' EQUITY, SUMMARY

MSEK	31 Mar 2008	31 Mar 2007	31 Dec 2007
Opening balance	1 590	1 603	1 603
Change in fair value reserve	- 2	- 67	- 85
Group contribution paid/received, net	-	-	- 92
Net income	91	88	378
Dividends	-	-	- 217
Incentive program	-	-	3
Closing balance	**1 679**	**1 624**	**1 590**

END